WOODY'S  BAR-B-Q HOLDINGS, INC.
1620 Atlantic University Circle
Jacksonville, Florida 32207



September 24, 1998




Redneck Foods, Inc.
Attn: David A. Womick
71 Turtle Creek Drive
Asheville, NC 28803

Dear David:

	Reference is hereby made to (i) that certain Amended and Restated Stock Purchase Agreement (the "Purchase Agreement") that has been negotiated by Redneck Foods, Inc. ("Redneck"), Woody's Bar-B-Q Holdings, Inc. ("Woody's"), and the shareholders of Woody's ("Sellers"), (ii) that certain letter agreement dated August 20, 1998 (the "August 20 Letter Agreement"), between Redneck and Woody's, and (iii) that certain letter agreement dated September 10, 1998 (the "September 10 Letter Agreement"). This letter agreement (this "September 24 Letter Agreement") constitutes a supplement and amendment to the August 20 Letter Agreement and the September 10 Letter Agreement. Capitalized terms used in this September 24 Letter Agreement shall have the respective meanings ascribed to such terms in the September 10 Letter Agreement and the August 20 Letter Agreement or, if such capitalized terms are not defined in the September 10 Letter Agreement or the August 20 Letter Agreement, such capitalized terms shall have the respective meanings ascribed to such terms in the Purchase Agreement.

	This will confirm and evidence our agreement with respect to the following matters:

	1.	Funding for Woody's Operations.  Redneck shall
provide additional funding to Woody's in the amount of $50,000 on or before 2:00 p.m. Friday, September 25, 1998. In addition, Redneck shall provide additional funding to Woody's in the amount of $50,000 on or before 2:00 p.m. Friday, October 2, 1998. Such amounts shall be used for payment of accounts payable of Woody's, as mutually determined by Redneck and Woody's. In no event shall Woody's be required to repay such amounts to Redneck. Time is of the essence of this Agreement.

	2.	Delivery of Redneck Shares.   David A. Womick
("Mr. Womick") shall transfer to the Sellers 250,000 shares of common stock of Redneck on September 24, 1998. On September 24, 1998, Mr. Womick shall deliver a certificate representing at least 250,000 share of common stock of Redneck to Woody's attorneys, together with executed stock transfer

Redneck Foods, Inc.
September 24, 1998
Page 2


powers transferring 250,000 shares to the Sellers (in proportion to their ownership of stock of Woody's) and a letter to Redneck's transfer agent requesting that new stock certificates be issued to the Sellers representing such shares. Such 250,000 shares shall be included in the Registrable Shares.

	3.	Personal Guarantee.   If the Closing occurs, the
obligations of Redneck under the Convertible Notes shall be personally guaranteed by Mr. Womick and his wife, Theresa R. Womick. Such guaranty shall be secured by a pledge of 1,000,000 shares of common stock of Redneck owned by Mr. Womick.

	4.	Adjustment to Warrant Price.   It shall be a
condition to the Sellers' obligation to close that the per share exercise price described in paragraph 2.(i) of the Warrants shall be reduced from $2.932163 to $1.71875. Woody's acknowledges that this provision will require the approval of the Board of Directors of Redneck.

	5.	Extension of Closing Deadline.  In consideration
of the other agreements set forth herein (and provided that Redneck and Mr. Womick comply with the other provisions of this September 24 Letter Agreement and the August 20 Letter Agreement and the September 10 Letter Agreement (as modified by this September 24

Letter Agreement)), the parties hereby agree to extend the Closing Deadline to 2:00 Eastern Standard Time on October 8, 1998. If Redneck delivers to Woody's, on or before 2:00 p.m. Eastern Standard Time on October 8, 1998, a financing commitment in an amount at least equal to the amount due to the Sellers at Closing, the Closing Deadline shall be further extended to 2:00 Eastern Standard Time on October 15, 1998. If the closing of the Purchase Agreement does not occur on or before the Closing Deadline, as extended pursuant to this paragraph 5 (other than due to the wrongful refusal of the Sellers to close), all agreements between Redneck, Woody's and the Sellers will be terminated, except as set forth in paragraph 5 of the August 20 Letter Agreement and paragraph 2 of the September 10 Letter Agreement (which shall remain in full force and effect). Without limiting the foregoing, the management relationship described in paragraph 3 of the August 20 Letter Agreement shall be terminated as of 2:00 p.m. Eastern Standard Time on the Closing Deadline if the closing of the Purchase Agreement has not occurred, and Redneck and its representatives will promptly vacate the premises of Woody's and relinquish possession and control of the assets and operations of Woody's at such time. Time is of the essence of this Agreement.

	6.	No Waiver or Modification.  The agreement of
Woody's to extend the Closing Deadline shall not be deemed to establish any course of dealing or waiver of the right of Woody's to insist upon strict compliance with the terms of this September 24 Letter Agreement and the August 10 Letter Agreement and the September 10 Letter Agreement (as modified by this September 24 Letter Agreement). The August 10 Letter Agreement and the
September 24 Letter Agreement shall remain in full force and effect, except as expressly modified by this September 24 Letter Agreement.

	7.	Attorneys' Fees.   The cap on attorneys' fees
payable at Closing shall be increased from $7,500 to $9,000.

	Please confirm our agreement with respect to these matters by signing as indicated below and returning one copy of this letter to me.

Very truly yours,

WOODY'S BAR-B-Q HOLDINGS, INC.


By:   James W. Mills, Jr.



Accepted and Agreed this 24th day
of September, 1998

REDNECK FOODS, INC.


By:
    David A. Womick, President



_________________________________
David A. Womick, Individually